UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HUNTINGTON INGALLS INDUSTRIES, INC.
(Exact name of the registrant as specified in its charter)

DELAWARE	1-34910	90-0607005
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4101 WASHINGTON AVENUE, NEWPORT NEWS, VIRGINIA	23607
(Address of principal executive offices)	(Zip code)

Barbara A. Niland, (757) 380-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 -- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

For more than a century, Huntington Ingalls Industries, Inc. (“HII” or the “Company”) has been designing, building, overhauling and repairing ships primarily for the U.S. Navy and the U.S. Coast Guard. The manufacturing elements of HII are primarily produced by its subsidiary Huntington Ingalls Incorporated, which is organized into two operating segments, Ingalls Shipbuilding and Newport News Shipbuilding. Through its Ingalls Shipbuilding segment, HII is a builder of amphibious assault and expeditionary ships for the U.S. Navy, the sole builder of National Security Cutters for the U.S. Coast Guard, and one of only two companies that builds the Navy’s current fleet of DDG-51 Arleigh Burke-class destroyers. Through its Newport News Shipbuilding segment, HII is the nation’s sole designer, builder and refueler of nuclear-powered aircraft carriers, and one of only two companies currently designing and building nuclear-powered submarines for the U.S. Navy. HII is one of the nation’s leading full-service providers for the design, engineering, construction and life cycle support of major surface ship programs for the U.S. Navy. As prime contractor, principal subcontractor, team member or partner, HII participates in many high-priority U.S. defense technology programs. HII conducts substantially all of its manufacturing business with the U.S. Government, principally the Department of Defense.

Summary

Based on HII’s reasonable country of origin inquiry (“RCOI”) and the processes described in this Form SD, HII has determined that, with respect to the products required to be reported by this Form SD for the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”), the Company does not have reason to believe that the covered conflict minerals in and necessary to the production or functionality of its products may have originated in the Democratic Republic of the Congo or an adjoining country (collectively the “DRC”), as those terms are defined by the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry

HII has adopted a conflict minerals policy and related procedures focused on HII’s commitment to sourcing components and materials from suppliers that share its ethical values and that support compliance with the Securities and Exchange Commission’s regulations as well as HII’s disclosure obligations related to conflict minerals. These policies and related procedures have guided HII’s development of internal systems, supply chain due diligence efforts and, ultimately, HII’s RCOI conducted in connection with this Form SD.

From and after January 2013, HII’s conflict minerals efforts, and initial RCOI process, were designed to identify HII’s manufactured (or contracted to be manufactured) products, provide transparency over its product supply chain, and, more generally, to achieve engagement from its suppliers concerning the requisite conflict minerals issues. HII’s RCOI was also designed to determine whether the conflict minerals in its relevant products originated in the DRC. In part, HII’s inaugural RCOI process included:

•
forming a long-term working group comprised of representatives from HII’s operational, legal and supply chain functions (at both the corporate and business-unit levels), as well as external advisors with conflict minerals subject matter expertise;

•
evaluating the Securities and Exchange Commission’s regulations, adopting initial policies to support compliance with these regulations and, to the extent necessary, developing reasonable interpretations of these regulations that allow HII to apply the regulations to its specific operations and industry;

•
providing information about the Securities and Exchange Commission’s conflict minerals regulations to, and conducting a detailed survey of, HII’s suppliers to obtain critical information about the presence and origin of conflict minerals contained in the products they supply to HII;

•	compiling completed questionnaires and surveys and other supplier communications into company databases;

•	communicating with, and seeking information from, any major suppliers that did not timely respond to surveys or provided incomplete surveys;

•
analyzing supplier responses and evaluating information in a manner designed to provide the Company with a reasonable basis for its conclusions in this Form SD, including evaluating the raw number of supplier responses and relative dollar value of purchased products represented by such responses, as well as focusing on suppliers relevant to the Reporting Period;

•
joining the Manufacturer’s Alliance for Productivity and Innovation, the Aerospace Industry Association, and the Electronic Industry Citizens Coalition, to both participate in the development, and keep abreast, of industry “best practices” for conflict minerals regulatory compliance; and

•	supporting information-sharing systems within industry aimed at improving assessment of supplier due diligence in the supply chain of minerals from conflict-affected and high-risk areas.

Specifically, HII arrived at the determination described in this Form SD by conducting, in good faith, its RCOI regarding the conflict minerals that (i) HII identified as necessary to the functionality or the production of its manufactured (and contracted to be manufactured) products and (ii) were subject to review in this initial Reporting Period. For purposes of HII’s conflict minerals analysis in this Form SD, HII considered the specific ships, submarines and other products that HII delivered to its customers (which in most instances are the U.S. Navy or U.S. Coast Guard) during the Reporting Period as “completed.” Therefore, in connection with this Form SD, the term “Completed Products” refers to the ships, submarines and other products that HII delivered to its customers during the Reporting Period.

Determination

Based on the results of HII’s RCOI, HII has determined that, with respect to the necessary conflict minerals in its Completed Products, HII has no reason to believe that such conflict minerals may have originated in the DRC.

Additional Information

A copy of the information contained in this Form SD can be found under “Conflict Minerals Disclosure” at http://ir.huntingtoningalls.com/phoenix.zhtml?c=243052&p=irol-irhome, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item. 1.02 Exhibit

None.

Section 2 -- Exhibits

Item 2.01 Exhibits

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Huntington Ingalls Industries, Inc.

By:	/s/ Barbara A. Niland	Date:	June 2, 2014
Name:	Barbara A. Niland
Title:	Corporate Vice President,
Business Management and Chief Financial Officer

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